Exhibit 99.1

NEWS RELEASE

Fortuna reports second quarter 2026 production of 72,217 gold equivalent ounces and advances key growth initiatives

Vancouver, British Columbia, July 9, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports production results for the second quarter and first half of 2026 from its three operating mines in West Africa and Latin America, and provides updates on growth initiatives, capital allocation, safety, and key operating activities across its portfolio. All figures presented in this news release are expressed in U.S. dollars, unless otherwise indicated.

Q2 2026 highlights

Production

•	Production totaled 72,217 gold equivalent ounces (“GEO”)[1,2] in the second quarter of 2026, broadly in line with 72,872 GEO in Q1 2026[2,5,6] and slightly above 71,229 GEO in Q2 2025[2,3,4]. First-half production totaled 145,089 GEO, positioning the Company to achieve its 2026 annual production guidance of 281,000 to 305,000 GEO[7].

Growth initiatives

•	Séguéla process plant expansion studies were completed in late June by Lycopodium. The proposed expansion would increase processing capacity to approximately 2.3 million tonnes per annum and is currently being evaluated for a construction decision expected in the coming weeks.

•	Diamba Sud advanced toward a final investment decision following the receipt of the Environmental and Social Impact Assessment (ESIA), and the publication of feasibility study (FS) results. The FS highlighted a robust project with an after-tax NPV5% of $1.0 billion, an IRR of 60%, and a one-year payback period at a gold price of $3,500 per ounce[8].

Return to shareholders

•	Returned $80.2 million to shareholders through the repurchase of 8.6 million common shares under the Company’s normal course issuer bid during the second quarter of 2026, at an average price of $9.32 per share. This follows $20.3 million of share repurchases in Q1 2026, and $12.1 million in Q4 2025.

Safety

•	It is with deep regret that we report a fatal accident involving an employee of one of our mining contractors at the Séguéla Mine. The accident involved a haul truck. Following the accident, a comprehensive investigation was completed and resulting learnings have been incorporated into the Company’s ongoing safety and operational controls.

•	Total Recordable Injury Frequency Rate (TRIFR) for Q2 2026 was 1.23, compared to 1.16 in Q1 2026 per million hours worked.

Q2 and H1 2026 consolidated GEO production

	GEO Production
	Q2 2026	Q1 2026	H1 2026	2026 Annual Guidance
Ongoing Operations
Séguéla, Côte d’Ivoire	41,683	42,016	83,699	160,000 - 170,000
Lindero, Argentina	20,829	21,545	42,374	92,000 - 102,000
Caylloma, Peru	9,705	9,311	19,016	29,000 - 33,000
Total	72,217	72,872	145,089	281,000 - 305,000

Notes:

1.	Gold equivalent ounces (“GEO”) include gold, silver, lead, and zinc and are calculated using the following metal prices: $4,446/oz Au, $75.21/oz Ag, $1,930/t Pb, and $3,464/t Zn, or Au:Ag = 1:59.11, Au:Pb = 1:2.30, Au:Zn = 1:1.28.

2.	Consolidated production excludes the divested operations of the San Jose and Yaramoko mines.

3.	Refer to Fortuna news release dated July 9, 2025, “Fortuna delivers production of 71,229 gold equivalent ounces from ongoing operations for the second quarter of 2025.”

4.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $3,306/oz Au, $33.77/oz Ag, $1,945/t Pb and $2,640/t Zn, or Au:Ag = 1:97.90, Au:Pb = 1:1.70, Au:Zn = 1:1.25.

5.	Refer to Fortuna news release dated April 9, 2026, “Fortuna reports production of 72,872 gold equivalent ounces in the first quarter of 2026 and provides a business update.”

6.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $4,874/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn, or Au:Ag = 1:58.94, Au:Pb = 1:2.54, Au:Zn = 1:1.50.

7.	Refer to Fortuna news release dated January 15, 2026, “Fortuna Achieves 2025 Production Guidance, Delivering 317,001 GEO, and Issues 2026 Outlook.”

8.	Refer to Fortuna news release dated June 29, 2026, “Fortuna delivers robust Feasibility Study for the Diamba Sud Gold Project in Senegal: After-tax IRR of 60% and NPV5% of US$1 billion using US$3,500/oz.”

West Africa region

Séguéla Mine, Côte d’Ivoire: Advancing growth initiatives

	Q2 2026	Q1 2026[1]
Tonnes milled	421,464	430,953
Average tpd milled	4,581	4,788
Gold grade (g/t)	3.46	3.21
Gold recovery (%)	92.1	93.4
Gold production (oz)[2]	41,683	42,016

Notes:

1.	Refer to Fortuna news release dated April 9, 2026, “Fortuna reports production of 72,872 gold equivalent ounces in the first quarter of 2026 and provides a business update”

2.	Production includes doré only

Mining

Séguéla mined a total of 433,231 tonnes of ore, averaging 3.06 g/t Au and containing an estimated 42,555 ounces of gold from the Antenna, Ancien, Koula, and Sunbird pits. A total of 5,902,142 tonnes of waste was mined during the period, resulting in a strip ratio of 13.6:1. Additionally, 731,647 tonnes of waste was mined during the quarter at Sunbird South to gain access to the underground portal position.

Processing

Séguéla produced 41,683 ounces of gold during the quarter at an average head grade of 3.46 g/t Au, broadly in line with the previous quarter and slightly ahead of the mine plan. Tonnes milled were slightly lower than in the previous quarter, reflecting a planned mill reline during the period.

Project updates

Process plant expansion study

Process plant expansion studies were completed during the quarter by Lycopodium, including requirements for supporting infrastructure. The proposed expansion would increase processing capacity to approximately 2.3 million tonnes per annum and is designed to improve recoveries through increased residence time in the leach circuit.

The scope primarily includes the addition of a ball mill and increased thickener, leach, and gravity circuit capacity, with existing primary crushing capacity determined to be sufficient for the proposed throughput.

Estimated project capital is approximately $100 million, including additional backup power generation capacity and supporting infrastructure. The project is currently being evaluated for a construction decision.

Sunbird Underground Project

The Sunbird Underground Project continued to advance. During the quarter, Fortuna announced a 34% increase in estimated Mineral Reserve gold ounces and a 55% increase in Inferred Mineral Resource gold ounces for the Sunbird Underground deposit. Drilling continues to infill Inferred Mineral Resources and test down-dip and strike extensions.

In parallel, the Company approved a $48 million budget for underground equipment, infrastructure, and the establishment of an owner-operator team, with orders already placed for long-lead items.

The ESIA for the Sunbird Underground Project has been filed with the government of Côte d’Ivoire and is at an advanced stage of review, with the permit expected to be received in Q4 2026.

Solar power plant

The 6 MW photovoltaic solar power plant has been commissioned. In light of the expected advancement of the process plant expansion and Sunbird Underground Project, the Company is evaluating an expansion of the solar plant to 10 MW. No upfront capital investment by Fortuna would be required for this expansion, as the contractor would incorporate the related capital cost into its fee.

Exploration activities

During the quarter, two additional drill rigs were mobilized to Séguéla, increasing the total number of rigs on site to seven. Two rigs remain active at Sunbird, while the remaining five are focused on upgrading Kingfisher Inferred Mineral Resources to Indicated status and testing further extensions of the Kingfisher deposit.

Year-to-date production

Séguéla produced a total of 83,699 ounces of gold in the first half of 2026 and remains on track to achieve annual production guidance, while advancing key growth initiatives including the process plant expansion study and Sunbird Underground Project.

Diamba Sud Gold Project, Senegal: Advancing toward final investment decision

During the second quarter of 2026, the Diamba Sud Gold Project advanced toward a final investment decision following the receipt of the ESIA and publication of feasibility study results. The related NI 43-101 Technical Report is expected to be filed on SEDAR+ within the required 45-day period.

Early works and procurement activities continued to support project readiness, including construction of the new site access road and installation of additional temporary accommodation and office facilities for the owner’s project and pre-production teams. The contract for a new 320-person camp has been awarded, and tendering for other major construction packages is well advanced. Letters of award have been issued for the project’s critical path contracts, including the process plant and power station, securing the delivery schedule for the heavy fuel oil generators, the project’s longest-lead item, which are expected in mid-2027. In addition, tenders for all process plant long-lead equipment, including the SAG mill and jaw crusher, have been launched, with purchase orders expected early in the third quarter.

The project remains positioned for a final investment decision, supporting continued momentum toward first gold production in mid-2028.

Latin America region

Lindero Mine, Argentina: Positioned for stronger second-half production

	Q2 2026	Q1 2026[1]
Ore placed on pad (t)	1,558,750	1,525,286
Gold grade (g/t)	0.64	0.62
Gold production[2] (oz)	20,829	21,545

Notes:

1.	Refer to Fortuna news release dated April 9, 2026, “Fortuna reports production of 72,872 gold equivalent ounces in the first quarter of 2026 and provides a business update.”

2.	Production includes doré, gold-in-carbon, and gold in copper concentrate.

Mining

During the first half of 2026, Lindero placed on the leach pad approximately 95% of the ounces planned for the period required to achieve the midpoint of its annual production guidance. With the completion in the second quarter of key capital projects aimed at improving comminution reliability and availability, the operation is well positioned to deliver stronger production and lower sustaining costs in the second half of the year.

During the second quarter, Lindero mined 1.38 million tonnes of ore at a strip ratio of 1.81:1. A total of 1.56 million tonnes was stacked on the leach pad at an average gold grade of 0.64 g/t, containing an estimated 32,008 ounces of gold. Gold ounces placed increased by 4.8% compared to the first quarter, in line with the planned mine sequence and supporting anticipated production growth in the remainder of 2026.

Processing

Lindero produced 20,829 ounces of gold during the second quarter of 2026, broadly consistent with production levels achieved in the first quarter.

Looking ahead, with all major plant capital projects now complete, Management expects improved mechanical availability across the processing circuit, supporting higher crushing and stacking rates. Combined with higher ore grades scheduled in the mine plan for the second half of the year, these improvements are expected to drive a significant increase in gold production and support the achievement of Lindero’s 2026 annual guidance.

Year-to-date production

Lindero produced a total of 42,374 ounces of gold in the first half of 2026 and remains on track to achieve annual production guidance.

Exploration activities

Brownfields exploration at Lindero continued during the quarter, with two drill rigs focused on testing Inferred Mineral Resources and open mineralization areas below the ultimate Mineral Reserve pit shell. The program is advancing as planned and is expected to be completed during the third quarter of 2026.

At the Cerro Lindo gold prospect, drilling is targeting approximately 7,000 metres, with the current campaign expected to be completed by year-end.

Caylloma Mine, Peru: Continued strong operating performance

	Q2 2026	Q1 2026[1]
Tonnes milled	141,337	136,701
Average tpd milled	1,588	1,553
Silver grade (g/t)	62	72
Silver recovery[2] (%)	82.26	81.89
Silver production (oz)	231,294	257,603
Lead grade (%)	2.76	2.99
Lead recovery (%)	90.89	90.59
Lead production (lbs)	7,815,387	8,174,740
Zinc grade (%)	4.26	4.21
Zinc recovery (%)	90.64	90.80
Zinc production (lbs)	12,037,240	11,525,766
GEO production (oz)	9,705[3]	9,311[4]

Notes:

1.	Refer to Fortuna news release dated April 9, 2026, “Fortuna reports production of 72,872 gold equivalent ounces in the first quarter of 2026 and provides a business update.”

2.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate.

3.	GEO production includes gold, silver, lead, and zinc and is calculated using the following metal prices: $4,446/oz Au, $75.21/oz Ag, $1,930/t Pb and $3,464/t Zn, or Au:Ag = 1:59.11, Au:Pb = 1:2.30, Au:Zn = 1:1.28.

4.	GEO production includes gold, silver, lead, and zinc and is calculated using the following metal prices: $4,874/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn, or Au:Ag = 1:58.94, Au:Pb = 1:2.54, Au:Zn = 1:1.50.

Mining

Mine production totaled 133,940 tonnes of ore in the second quarter, predominantly from overhand cut-and-fill mining, which accounted for 75% of production, with 25% extracted through sub-level stoping.

Processing

Caylloma produced 231,294 ounces of silver during the second quarter at an average head grade of 62 g/t Ag, a 10% decrease compared to the previous quarter, in line with the planned mining sequence for the period. Zinc and lead production totaled 12.0 million pounds and 7.8 million pounds, respectively, at average head grades of 4.26% Zn and 2.76% Pb, reflecting consistent production when compared to the first quarter and in line with the mining sequence.

Project update

As of June 30, 2026, the project to expand the capacity of tailings storage facility No. 3 at the Caylloma Mine was 28% complete and progressing according to plan.

Year-to-date production

Caylloma produced 9,705 GEO in the second quarter and 19,016 GEO in the first half of 2026, positioning the mine to achieve its annual production guidance.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration No. 36328), and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral

Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Guinea, Guyana, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; statements reiterating the Company’s 2026 annual production guidance and the likelihood of the Company meeting such annual production guidance, including that the Lindero Mine is positioned for a stronger second half of 2026 to achieve mid-point of its production guidance; statements relating to the planned underground project at the Séguéla Mine and the anticipated timing for the receipt of the ESIA for the project; the evaluation of an expansion to the solar power plant at the Séguéla Mine and the costs related to same; the evaluation of the results from the processing plant expansion studies at Séguéla and the estimated resulting increase in tonnes milled and improvement in recoveries, the timing of a construction decision for the plant expansion; statements regarding the Company’s brownfields and greenfields exploration activities; statements regarding the development of the Diamba Sud gold project, including the timing of the filing of the feasibility study, delivery of long lead items, final investment decision and first gold pour; statements regarding the completion of certain capital projects with the expectation of improving comminution reliability and availability and improved mechanical availability across the processing circuit; statements regarding the project to increase tailings storage facility at the Caylloma Mine; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated,” “potential,” “open,” “future,” “assumed,” “projected,” “used,” “detailed,” “has been,” “gain,” “planned,” “reflecting,” “will,” “anticipated,” “estimated,” “containing,” “remaining,” “to be,” or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Israel- – Hamas, and Iran – Israel and United States conflicts, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms including for the construction of a mine at the Diamba Sud Project and the underground mining method at the Séguéla Mine; that there will be no significant disruptions affecting the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Mineral Resources and Mineral Reserves

Technical disclosure regarding the Company’s properties included herein has been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and information included herein may not be comparable to similar information disclosed by U.S. companies.